Exhibit 99.1

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,843,388,870	752,064,790	110,420,765
Short-term investments	899,151,784	1,797,964,573	263,983,405
Notes receivable	3,638,300	168,613	24,756
Accounts receivable, net	22,156,134	17,791,921	2,612,272
Prepayments and other current assets	7,968,373	8,570,151	1,258,299
Inventories, net	117,743	3,959	581
Total current assets	2,776,421,204	2,576,564,007	378,300,078

NON-CURRENT ASSETS
Property, plant and equipment, net	491,567	325,134	47,737
Investments in unconsolidated entities	600,000	600,000	88,094
Right-of-use assets, net	1,186,167	361,548	53,084
Total non-current assets	2,277,734	1,286,682	188,915

Total assets	2,778,698,938	2,577,850,689	378,488,993

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	20,872,743	17,326,351	2,543,915
Contract liabilities	5,483,268	4,204,635	617,339
Other payables and accrued liabilities	6,143,858	7,405,037	1,087,233
Operating lease liabilities - current	1,145,435	271,700	39,892
Loan payable	3,627,557	1,000,000	146,823
Taxes payable	229,059	398,609	58,525
Convertible bonds	45,265,472	43,862,196	6,440,000
Total current liabilities	82,767,392	74,468,528	10,933,727

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	-	-	-
Total non-current liabilities	-	-	-

Total liabilities	82,767,392	74,468,528	10,933,727

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.8 par value; 400,000,000 shares authorized, 22,512,360 shares and 22,512,360 shares issued and outstanding as of December 31, 2025 and June 30, 2026	126,720,005	126,720,005	18,009,896
Class B Ordinary shares, $0.8 par value; 100,000,000 shares authorized, 400,000 shares and 400,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026	2,290,752	2,290,752	320,000
Additional paid-in capital	2,859,114,967	2,859,114,967	402,491,075
Accumulated deficit	(265,992,349)	(385,238,066)	(54,652,987)
Statutory reserves	2,552,776	2,525,820	370,850
Accumulated other comprehensive loss	(33,928,456)	(114,688,867)	(841,993)
Total MICROCLOUD HOLOGRAM INC. shareholders’ equity	2,690,757,695	2,490,724,611	365,696,841

Non-controlling interests	5,173,851	12,657,550	1,858,425

Total shareholders’ equity	2,695,931,546	2,503,382,161	367,555,266

Total liabilities and shareholders’ equity	2,778,698,938	2,577,850,689	378,488,993

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	USD
OPERATING REVENUES
Products	4,554,015	6,000,930	870,255
Services	155,044,637	207,775,304	30,131,577
Total operating revenues	159,598,652	213,776,234	31,001,832

Cost of Revenues	(123,853,687)	(184,385,915)	(26,739,648)

GROSS PROFIT	35,744,965	29,390,319	4,262,184

Operating expenses:
Selling expenses	(1,183,115)	(856,963)	(124,277)
General and administrative expenses	(10,385,401)	(10,138,379)	(1,470,268)
Research and development expenses	(24,091,812)	(8,707,549)	(1,262,769)
Allowance (reversal) for credit losses	584,713	(63,019)	(9,139)
Total operating expenses	(35,075,615)	(19,765,910)	(2,866,453)

Profit from operations	669,350	9,624,409	1,395,731

Other income (expenses)
Finance income, net	22,591,551	12,586,687	1,825,322
Investment gain (loss)	214,868,468	(134,076,129)	(19,443,722)
Other (expenses)/income, net	(2,815)	362,426	52,559
Total other income (expenses), net	237,457,204	(121,127,016)	(17,565,841)

Income (Loss) before income taxes	238,126,554	(111,502,607)	(16,170,110)
Income tax expense	(4,770)	(286,367)	(41,529)

Net income (loss)	238,121,784	(111,788,974)	(16,211,639)

Less: Net gain attributable to non-controlling interests	249,902	5,301,117	768,768

Net income (loss) attributable to MicroCloud Hologram Inc’s shareholders	237,871,882	(117,090,091)	(16,980,407)

Other comprehensive loss
Foreign currency translation adjustment	(7,144,180)	(80,760,411)	(11,711,876)

Comprehensive income (loss)	230,977,604	(192,549,385)	(27,923,515)

Less: Comprehensive gain attributable to non-controlling interests	249,902	5,301,117	768,768

Comprehensive income (loss) attributable to MicroCloud Hologram Inc’s shareholders	230,727,702	(197,850,502)	(28,692,283)

Weighted average number of ordinary shares
Basic	5,088,734	22,912,360	22,912,360
Diluted	5,378,554	22,912,360	22,912,360

Earnings (Loss) per share
Basic	46.74	(5.11)	(0.74)
Diluted	44.23	(5.11)	(0.74)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Class A		Class B		Additional			Other	Non-	Total	Total
	ordinary shares		ordinary shares		paid-in	Statutory	Retained	comprehensive	controlling	Shareholders’	Shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	income	interests	Equity	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2024	1,362,583	7,835,503	-	-	1,783,988,461	2,564,446	(209,744,309)	(832,436)	(823,251)	1,582,988,414	220,214,292
Net income	-	-	-	-	-	-	237,871,882	-	249,902	238,121,784	33,147,512
Shares converted from convertible promissory note	12,804,733	73,331,166	400,000	2,290,752	978,124,002	-	-	-	-	1,053,745,920	147,200,000
Foreign currency translation	-	-	-	-	-	-	-	(7,144,180)	-	(7,144,180)	34,951
BALANCE, June 30, 2025	14,167,316	81,166,669	400,000	2,290,752	2,762,112,463	2,564,446	28,127,573	(7,976,616)	(573,349)	2,867,711,938	400,596,755

	Class A		Class B		Additional			Other	Non-	Total	Total
	ordinary shares		ordinary shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Shareholders’	Shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	interests	Equity	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2025	22,512,360	126,720,005	400,000	2,290,752	2,859,114,967	2,552,776	(265,992,349)	(33,928,456)	5,173,851	2,695,931,546	383,555,022
Net loss	-	-	-	-	-	-	(117,090,091)	-	5,301,117	(111,788,974)	(16,211,639)
Disposal of subsidiaries	-	-	-	-	-	(26,956)	26,956	-	-	-	-
Increase in non-controlling interest from disposal of subsidiary	-	-	-	-	-	-	(2,182,582)	-	2,182,582	-	-
Foreign currency translation	-	-	-	-	-	-	-	(80,760,411)	-	(80,760,411)	211,883
BALANCE, June 30, 2026	22,512,360	126,720,005	400,000	2,290,752	2,859,114,967	2,525,820	(385,238,066)	(114,688,867)	12,657,550	2,503,382,161	367,555,266

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)	238,121,784	(111,788,974)	(16,211,639)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	116,515	72,086	10,454
Amortization of operating lease right-of-use assets	677,060	824,619	119,586
(Reversal) Allowance for credit losses	(584,713)	63,019	9,139
Reversal for inventory reserve	-	(206,984)	(30,017)
(Gain) loss from short-term investments	(214,330,795)	134,076,129	19,443,722
Loss on disposal of property, plant and equipment	-	7,157	1,038
Change in operating assets and liabilities:
Notes receivable	-	(157,870)	(22,894)
Accounts receivable	(2,181,351)	4,810,613	697,635
Prepayment and other current assets	2,332,180	(1,111,197)	(161,146)
Inventories	174,296	320,768	46,518
Accounts payable	257,252	(3,546,392)	(514,298)
Operating lease liabilities	(697,470)	(873,735)	(126,709)
Contract liabilities	(2,379,853)	(1,278,633)	(185,427)
Other payables and accrued liabilities	1,595,296	1,261,179	182,896
Taxes payable	(32,516)	169,550	24,588
Net cash provided by operating activities	23,067,685	22,641,335	3,283,446

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(29,694)	(88,710)	(12,865)
Proceeds from disposal of property, plant and equipment	-	175,900	25,509
Purchases of short-term investments	(522,577,800)	(7,309,336,000)	(1,060,000,000)
Redemption of short-term investments	143,172,000	6,226,647,145	902,988,448
Proceeds from sales and redemption of short-term investments	-	10,401,074	1,508,364
Net cash used in investing activities	(379,435,494)	(1,072,200,591)	(155,490,544)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from convertible bonds	1,106,433,216	-	-
Repayments of bank loans	(2,490,000)	-	-
Proceeds from bank loans	650,000	1,000,000	145,020
Net cash provided by financing activities	1,104,593,216	1,000,000	145,020

Effect of exchange rate on cash and cash equivalents	(3,387,011)	(42,764,824)	220,598

Change in cash and cash equivalents	744,838,396	(1,091,324,080)	(151,841,480)

Cash and cash equivalents, at beginning of period	851,470,436	1,843,388,870	262,262,245

Cash and cash equivalents, at end of period	1,596,308,832	752,064,790	110,420,765

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	10,692	4,898	710
Cash paid for interest	68,504	26,373	3,825

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Convertible bonds exercise the right of conversion	(1,053,745,920)	-	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

MicroCloud Hologram Inc. (“MicroCloud”, formerly known as Golden Path Acquisition Corporation (“Golden Path” or “the Company”)), a Cayman Islands exempted company, is a leading holographic digitalization technology service provider in China, which is committed to providing first-class holographic technology services to the customers worldwide.

On September 16, 2022, the Company consummated the previously announced business combination pursuant to the Merger Agreement, by and among Golden Path, Golden Path Merger Sub, and MC Hologram Inc. (“MC”). Pursuant to the Merger Agreement, MC merged with Golden Path Merger Sub, survived the merger and continued as the surviving company and a wholly owned subsidiary of Golden Path (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”).

As a result of the consummation of the Business Combination, MC is now a wholly owned subsidiary of the Company, which has changed its name to MicroCloud Hologram Inc.

Following the Closing, on September 19, 2022, the ordinary shares and public warrants outstanding upon the Closing began trading on the NASDAQ Stock Exchange (the “NASDAQ”) under the symbols “HOLO” and “HOLOW,” respectively.

The transaction was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States (“GAAP”) because the primary assets of Golden Path would be nominal following the close of the Merger. Under this method of accounting, Golden Path was treated as the “acquired” company for financial reporting purposes and MC was determined to be the accounting acquirer based on the terms of the Merger and other factors including: (i) MC’s stockholders have a majority of the voting power of the combined company, (ii) MC comprises a majority of the governing body of the combined company, and MC’s senior management comprises all of the senior management of the combined company, and (iii) MC comprises all of the ongoing operations of the combined entity. Accordingly, for accounting purposes, this transaction was treated as the equivalent of the Company issuing shares for the net assets of Golden Path, accompanied by a recapitalization. The shares and net loss per common share, prior to the Reverse Recapitalization, have been retroactively restated as shares reflecting the Exchange Ratio established in the Reverse Recapitalization (one Golden Path share for one Company share). The net assets of Golden Path were recorded at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Recapitalization are those of MC.

Name	Background		Ownership
MC Hologram Inc. (“MC”)	-	A Cayman Islands company	100% owned by MicroCloud
	-	Formed on November 10, 2020
	-	Registered capital of USD 50,000
	-	A holding company

Quantum Edge HK Limited (“Mengyun HK”)	-	A Hong Kong company	100% owned by MC
	-	Formed on November 25, 2020
	-	Registered capital of HKD 10,000 (USD 1,290)
	-	A holding company

Beijing Xihuiyun Technology Co., Ltd (“Beijing Xihuiyun”)	-	A PRC limited liability company	100% owned by Mengyun HK
	-	Formed on May 11, 2021
	-	Registered capital of RMB 207,048,000
	-	A holding company

Shanghai Mengyun Holographic Technology Co., Ltd. (“Shanghai Mengyun”)	-	A PRC limited liability company	81.63% owned by Beijing Xihuiyun and 18.37% owned by Mengyun HK
	-	Formed on March 24, 2016
	-	Registered capital of RMB 27,000,000
	-	Primarily engages in holographic integrated solutions.

Shenzhen Mengyun Holographic Technology Co., Ltd. (“Shenzhen Mengyun”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on March 15, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic integrated solutions.

Shenzhen BroadVision Technology Co., Ltd. (“Shenzhen Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on April 12, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic PCBA solutions.

Mcloudvr Software Network Technology HK Co., Limited (“Mcloudvr HK”)	-	A Hong Kong company	100% owned by Shenzhen Mengyun
	-	Formed on February 2, 2016
	-	Registered capital of HKD 100,000
	-	Primarily engages in holographic integrated solutions.

Broadvision Intelligence (Hong Kong), Ltd. (“Broadvision HK”)	-	A Hong Kong company	100% owned by Shenzhen Bowei
	-	Formed on November 5, 2020
	-	Registered capital of HKD 10,000
	-	No operation

Name	Background		Ownership
Ocean Cloud Technology Co., Limited (“Ocean HK”)	-	A Hong Kong company	56% owned by Mcloudvr HK
	-	Formed on November 4, 2021
	-	Registered capital of HKD 10,000
	-	No operation

Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”)	-	A PRC limited liability company	100% owned by Ocean HK
	-	Formed on December 3, 2021
	-	Registered capital of RMB 300,000
	-	No operation

Shenzhen Haiyun Xingchen Technology Co., Ltd. (“Haiyun Xingchen”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 26, 2024
	-	Registered capital of RMB 300,000
	-	No operation

Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushian”)	-	A PRC limited liability company	The company was dissolved on May 6, 2026.
	-	Formed on February 18, 2022
	-	Registered capital of RMB 1,000,000
	-	Advertising service

HaiYun Group Investment Ltd. (“HaiYun Group”)	-	A BVI Business company	100% owned by MC
	-	Formed on March 18, 2025
	-	No operation

HaiCloud Technology Inc. (“HaiCloud Inc”)	-	A Cayman Islands company	65% owned by HaiYun Group
	-	Formed on May 7, 2025
	-	Primarily engages in holographic integrated solutions.

HaiCloud Technology Limited (“HaiCloud Ltd”)	-	A Hong Kong company	100% owned by HaiCloud Inc
	-	Formed on May 27, 2025
	-	Registered capital of HKD 1,000,000
	-	No operation

ShenZhen HaiYun Zhichuang Technology Ltd. (“HaiYun Zhichuang”)	-	A PRC limited liability company	100% owned by HaiCloud Ltd
	-	Formed on June 27, 2025
	-	Registered capital of RMB 1,000,000
	-	No operation

Shanghai Kuosou Technology Ltd. (“Shanghai Kuosou”)	-	A PRC limited liability company	100% owned by Haiyun Xingchen
	-	Formed on February 11, 2018
	-	Registered capital of RMB 1,000,000
	-	Primarily engages in advertising services.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operating results; these condensed statements are prepared under ASC 270 and do not include all disclosures required by US GAAP for annual financial statements. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the year ended December 31, 2025.

Principles of consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The Company’s critical accounting estimates relevant to the financial statements for the six months ended June 30, 2026, included allowance for credit losses on receivables, fair value measurement of short-term investments and valuation allowance against deferred tax assets. These estimates include, among others, assessments of recoverability of assets and valuation allowances, which are subject to significant judgment and may be affected by future events and conditions. Actual results could differ from these estimates.

Emerging Growth Company

As of the date of this report, the Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

However, we will lose our status as an “emerging growth company” after the date of December 31, 2026 and it may significantly increase our legal, accounting, and compliance costs, and place a greater strain on our management.

Foreign currency translation and other comprehensive income (loss)

On June 30, 2023, the Company determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. The Company’s functional currency and reporting currency are Renminbi (“RMB”) for the six months ended June 30, 2026.

Pursuant to Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters,” the Company determined that its functional currency is RMB. The Company and certain of its subsidiaries, including MC, Mengyun HK, Mcloudvr HK, Ocean HK, Broadvision HK, HaiYun Group, HaiCloud Inc. and HaiCloud Ltd., maintain their books and records in U.S. dollars (“USD”). Accordingly, the financial information of these entities is translated into RMB for purposes of preparing the consolidated financial statements.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet dates, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average exchange rates for the relevant periods. The resulting foreign currency translation adjustments are recorded in other comprehensive income (loss).

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside the PRC has been translated into RMB. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss).

The Company has also presented certain financial information in USD solely for the convenience of readers. The USD amounts are supplemental information only and do not represent a separate presentation currency, functional currency, or a separate set of financial statements prepared under a different functional currency. The convenience translation does not affect the Company’s consolidated financial statements prepared in RMB.

For convenience translation purposes, RMB amounts have been translated into USD using the exchange rates described below. Such translations should not be construed as a representation that RMB amounts have been, could have been, or could be converted into USD at the stated rates.

The balance sheet amounts, except for shareholders’ equity, as of June 30, 2026 and December 31, 2025 were translated at USD 1.00 to RMB 6.8109 and RMB 7.0288, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2026 and 2025 were USD 1.00 to RMB 6.8956 and RMB 7.1837, respectively. Shareholders’ equity accounts were stated at historical exchange rates.

Cash flows are also translated using average translation rates for the period. Therefore, amounts reported in the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains its bank accounts in the PRC, Singapore and Hong Kong.

Short-term investments

Short-term investments consist primarily of structured financial products issued by international financial institutions, equity securities traded in active markets, currency linked structured investment and time deposits. The structured financial products are generally Phoenix auto-callable notes linked to the performance of certain underlying equity securities. These instruments are typically settled or redeemable within a relatively short period of time.

Short-term investments are measured at fair value. Changes in fair value are recognized in investment gain (loss), net in the consolidated statements of income and comprehensive income.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses. The credit terms are generally 90 days.

Accounts receivable, net are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — credit losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on credit losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

The Company evaluates its accounts receivable for credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

The allowance for credit losses as of December 31, 2025 and June 30, 2026 was RMB 5,513,270 and RMB 3,183,129 (USD 467,358), respectively.

Prepayments and other current assets

Prepayments and other current assets are mainly payments made to vendors or service providers for purchasing goods or services that have not been received or provided, deposits for rent and utilities and employee advances. This amount is refundable and bears no interest. Prepayment and deposit are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2026, management has assessed that the prepayments are recoverable, as the underlying contracts remain valid and the related goods or services are expected to be received.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Mechanical equipment	3 – 5 years
Electronic and other equipment	3 – 5 years
Vehicles	3 – 5 years

Management reviews the estimated useful lives and residual values of property, plant and equipment at least annually and revises them as necessary to reflect changes in expected usage, technological developments, and physical condition.

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its condensed consolidated financial statements and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Impairment for long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Convertible bonds

Convertible bonds are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Warrant liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company has elected to account for its Public Warrants as equity and the Private Warrants as liabilities.

The Company has classified its Public Warrants as equity instruments and its Private Warrants as liability-classified instruments. The fair value of the Private Warrants is estimated using a Black-Scholes option pricing model and is classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs.

The Company reassesses the classification of its warrants at each reporting date and will reclassify warrants if facts and circumstances change.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

The Company’s revenue is derived from holographic solutions and related services, including product sales, software development, licensing, advertising, and other services.

For arrangements that include variable consideration, such as cost-per-action, cost-per-connection, or revenue-sharing arrangements, the Company estimates the amount of consideration to which it expects to be entitled and applies the constraint such that revenue is recognized only to the extent that it is probable that a significant reversal will not occur.

Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

The Company’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

(i) Holographic Solutions

a. Holographic Technology LiDAR Products

The Company generates light detection and ranging (“LiDAR”) revenue through selling integrated circuit board embedded with holographic software. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a point in time when the control of products is transferred to customers.

b. Holographic Technology Intelligence Vision software and Technology Development Service

The Company generates revenue by developing advanced driver assistance systems (“ADAS”) software and technology, which are generally on a fixed-priced basis. The Company has no alternative use for the customized software and the Company has an enforceable right to payment for performance completed to date. Revenues from ADAS software development contracts are recognized over time during the contract period based on the Company’s measurement of progress towards completion using input method, which is usually measured by comparing labor hours expended to date to total estimated labor hours needed to satisfy the performance obligation. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivable and deferred revenues at each reporting period. The Company has a long history of developing various ADAS software resulting in its ability to reasonably estimate the progress toward completion on each fixed price customized contracts.

c. Holographic Technology Licensing and Content Products

The Company provides holographic content products and holographic software for music videos, shows, and commercials on a fixed-price basis. These contents and software are generally pre-developed and exist when made available to the customer. Content products are delivered through its website or offline using hard drive.

Revenues from licensing and content products are recognized at the point in time when the control of products or services is transferred to customers. No upgrades, maintenance, or any other post-contract customer support are provided.

d. Holographic Technology Hardware Sales

The Company is a distributor of holographic hardware and generates revenue through resale. In accordance with ASC 606, revenue recognition: principal agent consideration, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. Otherwise, the entity is an agent in the transaction. The Company evaluates three indicators of control in accordance with ASU 2016-08: 1) For hardware sales, the Company is the most visible entity to customers and assumes fulfillment risk and risks related to the acceptability of products, including addressing customer complaints directly and handling of product returns or refunds directly. 2) The Company assumes inventory risk after taking the title from vendors and is responsible for product damage during shipment period prior to acceptance of its customers and is also responsible for product return if the customer is not satisfied with the products. 3) The Company determines the resale price of hardware products. 4) The Company is the party that directs the use of the inventory and can prevent the vendor from transferring the product to a customer or to redirect the products to a different customer. After evaluating the above scenario, the Company considers itself the principal of these arrangements and records hardware sales revenue on a gross basis.

Hardware sales contracts are on a fixed price basis with no separate sales rebate, discount, or other incentive. Revenue is recognized at a point in time when the Company has delivered products and the acceptance by its customer with no future obligation. The Company generally permits returns of products due to deficits; however, returns are historically insignificant.

(ii) Holographic Technology Service

Holographic advertisements are the use of holographic technology integrated into advertisements on media platforms and offline display. The Company enters advertising contracts with advertisers to promote merchandises and services where the price, which is generally based on cost per action (“CPA”), is fixed and determinable. The Company provides its advertising service to channel providers where the amounts cost per action are also fixed and determinable. Revenue is recognized at a point in time when agreed actions are performed. The Company assesses whether it is acting as a principal or an agent in these arrangements in accordance with ASC 606, Revenue from Contracts with Customers. Based on this assessment, the Company recognizes revenue on a gross basis (as principal) rather than on a net basis (as agent). The Company has concluded that gross reporting is appropriate because the Company 1) has a right to a service to be performed by the other party, which gives the Company the ability to direct that party to provide the service to the customers on the Company’s behalf. 2) has discretion in setting the price for the service 3) invoices monthly advertising fee directly to customers by settling valid CPA data with customers. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. The Company also provides advertisement services through influencers on social networks. The Company charges advertisers a fixed rate, which is generally a fixed percentage of total value of merchandise sold over a specific period (“GMV”). Revenue is recognized at a point of time when merchandise is sold through social network.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. The Company has no contract assets as of December 31, 2025 and June 30, 2026.

Contract liabilities represent cash received for services in advance of revenue recognition which is recognized as revenue when all the Company’s revenue recognition criteria are met. The Company’s contract liabilities amounted to RMB 5,483,268 and RMB 4,204,635 (USD 617,339) as of December 31, 2025 and June 30, 2026, respectively. The Company expects to recognize this balance as revenue over the next 12 months.

The Company applies the practical expedient under ASC 606 and does not disclose the value of remaining performance obligations for contracts with an original expected duration of one year or less.

Cost of revenues

For holographic solutions, the cost of revenue consists primarily of the costs of hardware products sold and outsourced content providers, third party software development costs, and compensation expenses for the Company’s professionals.

For holographic technology service, the cost of revenue consists primarily of costs paid to channel distributors for advertising services and compensation expenses for the Company’s professionals.

Cost allocation

Cost allocation includes allocation of certain general and administrative and financial expenses paid by the Parent. General and administrative expenses consist primarily of salary and related expenses of senior management and employees, shared management expenses, including accounting, consulting, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company and the related expenses resulted from the acquisition of subsidiary.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed are subject to examination by any applicable tax authorities.

Leases

Effective January 1, 2022, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All the Company’s real estate leases are classified as operating leases.

When determining the lease payments for an operating lease transitioning to ASC 842 using the effective date, it’s based on future payments at the transition date, based on the present value of lease payments over the remaining lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Non-controlling interests

Our non-controlling interests represent the minority shareholders’ ownership interests related to our subsidiaries, including 44% for Ocean HK, 35% for HaiCloud Inc and their subsidiaries. The non-controlling interests are presented in the consolidated balance sheets separately from equity attributable to our shareholders. Non-controlling interests in the result are presented on the consolidated statement of income as allocations of the total income or loss for the six months ended June 30, 2026 between non-controlling interest holders and our shareholders.

Non-controlling interests consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Ocean HK	(2,001,657)	57,793	8,485
HaiCloud Inc	7,175,508	12,599,757	1,849,940
Total non-controlling interests	5,173,851	12,657,550	1,858,425

Earnings (Loss) per share

The Company computes earnings (loss) per share in accordance with ASC 260, “Earnings (Loss) per Share”. ASC 260 requires companies to present basic and diluted earnings (loss) per share. Basic earnings (loss) per share is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted earnings (loss) per share presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings (loss) per share.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The majority of the Company’s business activities are carried out in the PRC, hence no geographical segment is disclosed. The Company has determined two operating segments: (1) Holographic solutions, and (2) Holographic technology service.

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The adoption resulted in enhanced disclosures and did not have a material impact on the Company’s consolidated financial position or results of operations.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — Deregistration of subsidiary

In January 2026, the Company resolved to deregister Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushian”) as part of the Group’s business and resource optimization. Shenzhen Yushian ceased substantive operations from January 2026 and was deregistered in May 2026.

The deregistration also resulted in the reclassification of approximately RMB2.2 million to non-controlling interests and RMB 26,956 to statutory reserves. The deregistration did not result in a material gain or loss to the Group.

Note 4 — Short-term investments

Short-term investments consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Equity securities and ETFs	265,947,428	276,075,078	40,534,302
Time deposits	-	619,078,458	90,895,250
Currency linked structured investment	-	476,763,000	70,000,000
Structured financial products	633,204,356	426,048,037	62,553,853
Total	899,151,784	1,797,964,573	263,983,405

Fair value measurements

The Company measures its short-term investments at fair value on a recurring basis in accordance with the fair value hierarchy established under applicable accounting standards:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets.

●	Level 2: Observable inputs other than quoted prices included within Level 1.

●	Level 3: Unobservable inputs supported by little or no market activity.

The following tables present the Company’s short-term investments measured at fair value on a recurring basis:

	December 31, 2025
	Fair Value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Equity securities and ETFs	265,947,428	265,947,428	-	-
Structured financial products	633,204,356	-	633,204,356	-
Total	899,151,784	265,947,428	633,204,356	-

	June 30, 2026
	Fair Value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Equity securities and ETFs	276,075,078	276,075,078	-	-
Time deposits	619,078,458	-	619,078,458	-
Currency linked structured investment	476,763,000	-	476,763,000	-
Structured financial products	426,048,037	-	426,048,037	-
Total	1,797,964,573	276,075,078	1,521,889,495	-

Equity securities and exchange-traded funds are classified as Level 1 as their fair values are based on quoted market prices in active markets. Time deposits, currency-linked structured investments and structured financial products are classified as Level 2 as their fair values are based on valuation amounts provided by financial institutions, which are determined using observable market inputs. For time deposits, the valuation amounts are consistent with the contractual principal amounts plus accrued interest.

During the six months ended June 30, 2026, the Company invested a total of RMB 7,309,336,000 (USD 1,060,000,000) in short-term investments and recognized an investment loss of RMB 134,076,129 (USD 19,443,722), which was recorded in investment loss, net in the consolidated statements of income and comprehensive income.

Note 5 — Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable	27,669,404	20,975,050	3,079,630
Less: allowance for credit loss	(5,513,270)	(3,183,129)	(467,358)
Accounts receivable, net	22,156,134	17,791,921	2,612,272

The following table summarizes the changes in allowance for credit loss:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Beginning balance	4,030,967	5,513,270	784,383
Allowance for credit loss	2,306,700	108,423	15,724
Write-off	(51,892)	(1,883,741)	(273,180)
Other changes - Deconsolidation	(772,505)	(554,823)	(80,461)
Exchange rate difference	-	-	20,892
Ending balance	5,513,270	3,183,129	467,358

For the six months ended June 30, 2026, the Company recognized allowance for expected credit loss of RMB 108,423, which was recorded in operating expenses and recognized write-off of RMB 1,883,741. The write-offs mainly related to long-outstanding receivables from prior years that were determined to be unrecoverable and were unrelated to the deregistration of Shenzhen Yushian Technology Co., Ltd.

Note 6 — Prepayment and other current assets

Prepayment and other current assets consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Prepayments	8,514,583	6,806,409	999,340
Other receivables	1,503,790	1,763,742	258,959
Less: impairment losses	(2,050,000)	-	-
Prepayment and other current assets	7,968,373	8,570,151	1,258,299

During the six months ended June 30, 2026, the Company wrote off RMB 2,559,419 of prepayments and recognized impairment losses of RMB 509,419 based on management’s assessment of recoverability. The write-off primarily related to prepayments for which suppliers did not fulfill contractual obligations and did not relate to the prepayments of Shenzhen Yushian Technology Co., Ltd. transferred to another subsidiary for continued performance.

Note 7 — Inventories, net

Inventories, net consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Raw materials	788,957	468,189	68,741
Finished goods	4,483	4,483	658
Total	793,440	472,672	69,399
Less: Inventory allowance	(675,697)	(468,713)	(68,818)
Inventories, net	117,743	3,959	581

Note 8 — Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Office equipment	1,024,191	1,011,847	148,563
Mechanical equipment	1,059,178	1,059,178	155,512
Electronic and other equipment	1,729,181	1,057,713	155,297
Vehicles	114,182	70,200	10,307
Subtotal	3,926,732	3,198,938	469,679
Less: accumulated depreciation	(3,435,165)	(2,873,804)	(421,942)
Total	491,567	325,134	47,737

Depreciation expense for the six months ended June 30, 2025 and 2026 amounted to RMB 116,515 and RMB 72,086 (USD 10,454), respectively.

Note 9 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Payroll payables	4,989,909	5,084,738	746,559
Other payables	1,153,949	2,320,299	340,674
Total	6,143,858	7,405,037	1,087,233

Note 10 — Convertible bonds

Convertible bonds consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Investors	45,265,472	43,862,196	6,440,000

The Company evaluated the embedded conversion feature under ASC 815 and determined that it meets the definition of a derivative. The conversion feature exposes the holder to variability in the Company’s share price and allows settlement through shares that are readily convertible to cash, thereby meeting the net settlement criterion.

However, the Company further assessed whether the embedded feature qualifies for the scope exception under ASC 815-40. As the conversion price is based on a variable formula (70% of the lowest closing price over the preceding 60 trading days), the feature is not considered indexed solely to the Company’s own stock and therefore does not qualify for equity classification.

Accordingly, the embedded conversion feature would generally require bifurcation and separate accounting as a derivative liability.

However, the Company noted that a substantial portion of the Notes was converted within a short period after issuance, in many cases within days to a few weeks. Based on a sensitivity analysis of price variability and the short duration of exposure, the Company concluded that the fair value impact of the embedded derivative is not material to the financial statements.

The Company evaluated the embedded conversion feature under ASC 815 and concluded that, while the feature may meet the definition of a derivative, the fair value of the embedded feature was not material to the financial statements. Accordingly, the Company did not separately account for the feature. The Company considered the short duration between issuance and conversion in its assessment. Therefore, the Notes were accounted for as a single liability instrument.

As of June 30, 2026, convertible bonds of RMB 43,862,196 (USD 6,440,000) remained outstanding and were due to mature in July 2026. The terms of the convertible bonds remained unchanged from December 31, 2025, and there were no changes in circumstances during the six months ended June 30, 2026 that would change the Company’s previous conclusion regarding the accounting for the embedded conversion feature.

Note 11 — Taxes

Cayman Islands

MicroCloud, MC and HaiCloud Inc were incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Mengyun HK, Mcloudvr HK, Ocean HK, Broadvision HK and HaiCloud Ltd, our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision for operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shanghai Mengyun obtained the “high-tech enterprise” tax status in October 2017 and further renewed in December 2023, which reduced its statutory income tax rate to 15% from January 2017 to December 2025, subject to a 25% enterprise income tax rate from 2026. Shenzhen Bowei obtained the “high-tech enterprise” tax status in December 2021 and further renewed in December 2024, which reduced its statutory income tax rate to 15% from January 2021 to December 2026. For small and micro-sized enterprises, in accordance with the “Announcement of the Ministry of Finance and the State Taxation Administration No. 6 of 2023”, all taxable incomes not exceeding RMB 3 million will be uniformly levied at an actual tax rate of 5%. Beijing Xihuiyun, Shenzhen Haiyun, Haiyun Xingchen, HaiYun Zhichuang and Shanghai Kuosou were eligible to employ this policy.

Significant components of the income tax expense are as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expense	(4,770)	(286,367)	(41,529)
Deferred income tax benefit (expense)	-	-	-
Income tax expense	(4,770)	(286,367)	(41,529)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the Six Months Ended June 30,
	2025	2026
China statutory income tax rate	25.00%	25.00%
Preferential tax rate reduction	(0.04)%	1.98%
Change in valuation allowance	0.81%	(3.59)%
Additional R&D deduction in China	(0.61)%	0.61%
Permanent difference	(0.02)%	0.04%
Tax rate difference outside China(1)	(25.14)%	(24.23)%
Effective tax rate	-%	(0.19)%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Deferred tax assets:
Allowance for credit losses	871,837	484,761	71,174
Impairment loss for investment	400,000	400,000	58,730
Net operating loss carry forward	17,114,228	20,564,337	3,019,327
Inventory reserve	101,355	70,307	10,323
Right of use	-	-	-
Less: valuation allowance	(18,487,420)	(21,519,405)	(3,159,554)
Deferred tax assets, net	-	-	-
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	-	-	-
Deferred tax liabilities, net	-	-	-
Total deferred tax assets, net	-	-	-

The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary differences can be utilized. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. The Company has recorded a full valuation allowance against its deferred tax assets as of December 31, 2025 and June 30, 2026.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price. VAT rate is 6% on services and 13% on goods in China.

Taxes payable consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
VAT taxes payable	195,000	94,285	13,843
Income taxes payable	-	282,850	41,529
Other taxes payable	34,059	21,474	3,153
Totals	229,059	398,609	58,525

Note 12 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. In China, the insurance coverage for cash deposits at each bank is RMB 500,000. As of June 30, 2026, cash balance of RMB 118,520,169 (USD 17,401,543) was deposited with financial institutions located in China, of which RMB 111,996,278 (USD 16,443,683) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 102,019) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2026, cash balance of RMB 241,588,372 (USD 35,470,844) was maintained at financial institutions in Hong Kong, of which RMB 236,633,501 (USD 34,743,353) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of June 30, 2026, cash balance of RMB 20,385,716 (USD 2,993,102) was deposited with a financial institution located in the US, RMB 16,993,596 (USD 2,495,059) of which was subject to credit risk. In Singapore, Singapore Deposit Insurance Corporation Limited (SDIC) provides the insurance coverage of each bank is SGD 100,000 (USD 77,236). As of June 30, 2026, cash balance of RMB 371,570,533 (USD 54,555,276) was deposited with financial institutions located in Singapore, of which RMB 370,518,433 (USD 54,400,804) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2026, two customers accounted for 23.1% and 22.3% of the Company’s total revenues, respectively. For the six months ended June 30, 2025, two customers accounted for 13.6% and 10.8% of the Company’s total revenues.

As of June 30, 2026, two customers accounted for 43.3% and 10.6% of the Company’s accounts receivable, respectively. As of December 31, 2025, two customers accounted for 23.7% and 15.3% of the Company’s accounts receivable, respectively

Vendor concentration risk

For the six months ended June 30, 2026, five vendors accounted for 24.5%, 18.9%, 14.4%, 10.8% and 10.4% of the Company’s total purchases. For the six months ended June 30, 2025, five vendors accounted for 17.3%, 13.7%, 13.2%, 12.2% and 10.2% of the Company’s total purchases.

As of June 30, 2026, five vendors accounted for 23.2%, 20.5%, 15.2%, 14.4% and 11.4% of the Company’s accounts payable. As of December 31, 2025, two vendors accounted for 27.7% and 17.7% of the Company’s accounts payable.

Note 13 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company has several office lease agreements with lease terms ranging from two to six years. The weighted average discount rate is 7%. As of June 30, 2026, the Company’s operating leases had a weighted average remaining lease term of approximately 0.39 years.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expenses for the six months ended June 30, 2025 and 2026 were RMB 751,483 and RMB 854,739 (USD 125,496), respectively.

The five-year maturity of the Company’s operating lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2026 (remaining six months)	276,331	40,572
Total lease payments	276,331	40,572
Less: Interest	(4,631)	(680)
Present value of lease liabilities	271,700	39,892

Future amortization of Company’s ROU assets is presented below:

Twelve Months Ending December 31,	Right-of-use assets Amount	Right-of-use assets Amount
	RMB	USD
2026 (remaining six months)	361,548	53,084
Total	361,548	53,084

Note 14 — Warrant liabilities

The Company issued Public Warrants and Private Warrants in connection with its initial public offering and concurrent private placement. As of June 30, 2026, the Company had 5,750,000 public warrants and 270,500 private warrants outstanding.

The Company accounts for its outstanding Warrants in accordance with ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity.” The Public Warrants meet the criteria for equity classification and are recorded within shareholders’ equity. The Private Warrants do not meet the criteria for equity classification and are therefore classified as liabilities and measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations. Management has determined that under the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. Management has further determined that its Public Warrants qualify for equity treatment. Warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Private Warrants are valued using a Black-Scholes model.

Public Warrants

On June 24, 2021, the Company sold 5,750,000 units at a price of $10.00 per Public Unit in its Initial Public Offering. Each Public Unit consists of one ordinary share of the Company, $0.0001 par value per share, one right and one redeemable warrant (the “Public Warrant”). Each Public Warrant entitles the holder to purchase one-half (1/2) of an ordinary share at an exercise price of $11.50 per whole share, subject to adjustment as described in Form S-1 Amendment No. 2 filed on June 11, 2021. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

The Public Warrants became exercisable on September 16, 2022, the Business Combination date. As of June 30, 2026, the Public Warrants are exercisable for cash as the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

Subsequent to issuance, the Company effected multiple reverse share splits. In accordance with the terms of the warrant agreement, these events resulted in proportional adjustments to both (i) the exercise price of the warrants and (ii) the number of shares issuable upon exercise of each warrant.

These adjustments increased the exercise price while correspondingly decreasing the number of shares underlying each warrant. As a result, such changes did not alter the economic substance of the warrants.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 270,500 Private Units at $10.0 per unit. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Private Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $625,000. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.90%), (2) expected warrant life of 5 years, (3) expected volatility of 58.40%, and (4) expected dividend yield of 0. The Company classifies the Private Warrants as Level 3 instruments within the fair value hierarchy due to the use of unobservable inputs.

The Company’s warrant liabilities amounted to nil and nil as of December 31, 2025 and June 30, 2026.

Fair Value of Private Warrants

As of December 31, 2025 and June 30, 2026, the exercise price of the Private Warrants, after giving effect to adjustments under the warrant agreement, was significantly higher than the market price of the Company’s ordinary shares. Accordingly, the warrants were deeply out-of-the-money.

As a result, the estimated fair value of the Private Warrants was de minimis as of both reporting dates, and the Company has presented the warrant liability as nil in the accompanying consolidated balance sheets.

Changes in Fair Value

The change in fair value of the Private Warrants during the six months ended June 30, 2026 was primarily attributable to (i) the decline in the Company’s share price, (ii) the reduction in the remaining contractual term, and (iii) adjustments to the exercise price resulting from reverse share splits.

The following table summarizes the Company’s Warrants activities and status of Warrants on June 30, 2026:

Private Warrants	Warrants	Weighted Average Exercise Price Per Share	Average Remaining Period (Years)
Outstanding as of December 31, 2025	270,500	$92,000	1.71
Issued	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding as of June 30, 2026	270,500	$92,000	1.21

Note 15 — Commitments and contingencies

Commitments

The Company had no significant commitments as of June 30, 2026.

Contingencies

The Company is party to the following legal proceedings, as well as unasserted claims.

Litigation

The Company, along with its shareholder Joyous JD Limited, has initiated litigation in the New York Supreme Court New York County against Greenland Asset Management Corporation, the sponsor of the pre-business combination company, Golden Path Acquisition Corporation (“Sponsor”).

Gain Contingencies (Potential Recovery) that gain contingencies are not recognized until realized, per ASC 450-30.

1.	Joyous JD Limited is seeking damages in connection with the Sponsor’s breach of certain investment agreements which was executed by and between the Sponsor and Joyous JD Limited;

2.	The Company is seeking damages in connection with the Sponsor’s noncompliant misuse of Form S-4 in registering shares during the course of the business combination, which resulted in a forced withdrawal of the Form S-4. The Company has commenced a lawsuit seeking damages.

Loss Contingencies (Potential Obligations)

3.	Greenland Asset Management initiated a countersuit against the Company in response to the Company’s lawsuit.

Due to the uncertainty surrounding the process and outcome of the lawsuit, and given that the litigation is ongoing and has not yet been finalized, the final ruling of the Court will prevail.

Note 16 — Shareholders’ equity

Ordinary shares

The Company is authorized to issue 400,000,000 Class A and 100,000,000 Class B ordinary shares with a par value of $0.8 per share.

On February 2, 2024, the Company effected a share consolidation at a ratio of one-for-ten (10) ordinary shares with a par value of US$0.0001 each in the Company’s issued share capital into one ordinary share with a par value of US$0.001. The Company believed that it was appropriate to reflect the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

In October, 2024, the Company effected a share consolidation at a ratio of one-for-twenty (20) ordinary shares with a par value of US$0.001 each in the Company’s issued share capital into one ordinary share with a par value of US$0.02, and changed the Company’s authorized share capital from US$10,000,000 divided into 500,000,000 ordinary shares to US$10,000,000 divided into 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares; The Company has retroactively adjusted all share and per share data from ordinary share to Class A Ordinary Shares for all periods presented.

On April 21, 2025, the Company effected a share consolidation at a ratio of one-for-forty (40) ordinary shares with a par value of US$0.02 each in the Company’s issued share capital into one ordinary share with a par value of US$0.8.

Giving the effects of the share consolidation, as of December 31, 2025 and June 30, 2026, there were 22,512,360 and 22,512,360 Class A Ordinary Shares issued and outstanding, respectively, and there were 400,000 and 400,000 Class B Ordinary Shares issued and outstanding, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Xihuiyun and Shanghai Mengyun (collectively “Mengyun PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Mengyun PRC entities.

Mengyun PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and staff bonus and welfare fund at its discretion. Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, MicroCloud’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict MicroCloud’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2026, amounts restricted are the paid-in-capital and statutory reserve of MicroCloud’s PRC entities, which amounted to RMB 41,748,820.

Statutory reserve

During the six months ending June 30, 2025 and 2026, MicroCloud’s PRC entities collectively reduced RMB nil and 26,956 of statutory reserves, respectively.

Note 17 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company’s revenues are primarily generated in the PRC. Information about geographic areas, including revenues and long-lived assets, is disclosed separately. The CODM evaluates segment performance primarily based on revenue and gross profit. The Company has determined that it has two operating segments: (1) holographic solutions, and (2) holographic technology service. The segments differ based on the nature of products and services and how they are managed and evaluated internally.

The following tables present summary information by segment for the six months ended June 30, 2025 and 2026:

	Holographic solutions	Holographic technology service	Total June 30, 2025	Total June 30, 2025
	RMB	RMB	RMB	USD
Revenues	65,306,664	94,291,988	159,598,652	22,216,776
Cost of revenues	(53,110,990)	(70,742,697)	(123,853,687)	(17,240,933)
Gross profit	12,195,674	23,549,291	35,744,965	4,975,843
Depreciation and amortization	(115,538)	(977)	(116,515)	(16,219)
Total capital expenditures	(17,350)	(12,344)	(29,694)	(4,134)

	Holographic solutions	Holographic technology service	Total June 30, 2026	Total June 30, 2026
	RMB	RMB	RMB	USD
Revenues	140,691,479	73,084,755	213,776,234	31,001,832
Cost of revenues	(119,325,397)	(65,060,518)	(184,385,915)	(26,739,648)
Gross profit	21,366,082	8,024,237	29,390,319	4,262,184
Depreciation and amortization	(65,445)	(6,641)	(72,086)	(10,454)
Total capital expenditures	(88,710)	-	(88,710)	(12,865)

Total assets as of:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Holographic solutions	2,758,511,223	2,565,309,541	376,647,658
Holographic technology service	20,187,715	12,541,148	1,841,335
Total assets	2,778,698,938	2,577,850,689	378,488,993

Significant segment expenses are as follows:

	Holographic solutions	Holographic technology service	Total June 30, 2025
	RMB	RMB	RMB
Selling expenses	(762,131)	(420,984)	(1,183,115)
General and administrative expenses	(8,281,237)	(2,104,164)	(10,385,401)
Research and development expenses	(2,116,226)	(21,975,586)	(24,091,812)
Allowance for credit losses	389,131	195,582	584,713
Total	(10,770,463)	(24,305,152)	(35,075,615)

	Holographic solutions	Holographic technology service	Total June 30, 2026
	RMB	RMB	RMB
Selling expenses	(855,313)	(1,650)	(856,963)
General and administrative expenses	(8,584,642)	(1,553,737)	(10,138,379)
Research and development expenses	(2,188,681)	(6,518,868)	(8,707,549)
Allowance for credit losses	(233,516)	170,497	(63,019)
Total	(11,862,152)	(7,903,758)	(19,765,910)

Note 18 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2026 up through the date the Company issued these unaudited interim condensed consolidated financial statements, and determined that it does not have any additional material subsequent events to disclose in these financial statements.